Exhibit 1
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[Desc Logo] [Photograph]
Phenol Business Files for its "Concurso Mercantil" (Equivalent of Chapter 11)

Contacts:
--------

Arturo D'Acosta Ruiz                                             Blanca Hirani
Alejandro de la Barreda                                      Melanie Carpenter
Tel: 52 555 261-8037                                         Tel: 212-406-3693
abarredag@mail.desc.com.mx                                bhirani@i-advize.com


       Desc's Phenol Business Files for its "Concurso Mercantil" (Mexican
                    Equivalent of Chapter 11 Reorganization)

Mexico City, March 12, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that its subsidiary, Fenoquimia, S.A. de C.V., which produces and markets phenol, acetone and methylmethacrylate, has filed for its "Concurso Mercantil", before the Mexican courts. This process is similar to "Chapter 11" protection under US bankruptcy laws.

The following factors, including the ongoing decline in the global petrochemical business cycle and the deterioration of export margins have made unfeasible the continued operation of this business. As a result of these events, Fenoquimia, filed for its "Concurso Mercantil".

Fenoquimia's, 2001 sales and EBITDA represent less than 2% and 0.5%, respectively, of Desc's consolidated figures.

Desc does not expect any material adverse effect, either financial or strategic, on its operations as a result of the above.


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Desc, S.A. de C.V., is one of Mexico's largest conglomerates with annual sales for 2001 of approximately US$2,200 million. Through its subsidiaries, Desc, S.A. de C.V., maintains a leadership position in the Autoparts, Chemical, Food and Real Estate sectors.


Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in Desc's filings with the U.S. Securities and Exchange Commission. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an


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obligation to update or revise them, whether as a result of new information, future events or otherwise.
























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